July 29, 2013

Larry Spirgel, Assistant Director
Celeste M. Murphy
Kate Beukenkamp
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:           Privileged World Travel Club, Inc.
Form S-1/A (Amendment No. 1 to Registration Statement on Form S-1)
SEC File Number: 333-183743
Form A-W Application for Withdrawal

Dear Mr. Spirgel, Ms. Murphy, and Ms. Beukenkamp:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Privileged World Travel Club, Inc., a Delaware corporation (the “Company”), hereby requests withdrawal of its Amendment to Registration Statement on Form S-1/A (File No. 333-183743) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2013.  The Company requests withdrawal of the Amendment because it was coded with an incorrect SEC file number, relating to a previously filed registration statement.  On July 29, 2013, the Company resubmitted its filing as an Amendment to Registration Statement on Form S-1/A using the correct SEC File Number of 333-190090.

Please contact C. Parkinson Lloyd of Durham, Jones & Pinegar at (801) 297-1156, with any questions relating to this Form AW or the S-1 Amendment.

Thank you for your consideration and assistance in this matter.

Very truly yours,

Privileged World Travel Club, Inc.

By:           /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920
Phone (415) 888-2478, Fax (415) 888-3271
gregoryl@privilegedworldtravel.com
www.privilegedworldtravel.com